03012091

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2003 165

SEC FILE NUMBER
8- 52814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New: The Vertical Group Inc.
Old ATWOOD MARKS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Houston Street # 1 A
(No. and Street)

NEW YORK,	NEW YORK,	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schaffer (212) 242-8285
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, CPA's, LLC
(Name — if individual, state last, first, middle name)

1496 Morris Avenue,	Union,	New Jersey	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atwood Marks & Company, Inc., as of December 31, ~~19~~XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

C.E.O.

Title

Bineeta Singh 2/26/03

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

RECEIVED
FEB 27 2003
165

Board of Directors
Atwood Marks & Company, Inc.
200 W. Houston Street # 1A
New York, NY 10014

We have audited the Focus Report Form X-17A-5 of Atwood Marks & Company, Inc., as of December 31, 2002 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 21, 2003

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Atwood Marks & Company, Inc.
200 W. Houston Street # 1A
New York, NY 10014

In planning and performing our audit of the financial statements of Atwood Marks & Company, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M.I. Grossman & Co.

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 21, 2003

ATWOOD MARKS & COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2002

WITH

INDEPENDENT AUDITORS' REPORT

ATWOOD MARKS & COMPANY, INC.

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Atwood Marks & Company, Inc.

We have audited the accompanying balance sheet of Atwood Marks & Company, Inc. as at December 31, 2002, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Marks & Company, Inc. as at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M-I Grossman & Co.

M.I. Grossman & Company, L.L.C.
Certified Public Accountants

February 21, 2003

00331ATC.02Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: migcpa@CYBERNEX.NET   Fax: (908) 686-6043

ATWOOD MARKS & COMPANY, INC.
BALANCE SHEET
AS AT DECEMBER 31, 2002

ASSETS

Cash	$12,767
Organization costs less accumulated amortization of $3,457	3,461
TOTAL ASSETS	$16,228

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 190
Stockholders' equity:		
Capital stock	10,000	
Paid in capital	33,700	
Accumulated deficit	(27,662)	
TOTAL STOCKHOLDERS' EQUITY		16,038
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$16,228

See accompanying notes and independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:		
Revenue		$ -0-
General and Administrative expenses:		
Bank charges	$ 142	
Interest	669	
Insurance	369	
Dues and subscriptions	1,366	
Office expense	491	
Professional fees	5,420	
Licenses and permits	104	
Postage	73	
Rent expense	502	
Amortization	1,381	
Total general and administrative expenses		10,517
Net loss		$(10,517)

See accompanying notes and independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss		$(10,517)
Adjustments to reconcile net loss to net cash used by operating activities		
Amortization	$1,381	
Increase (decrease) in:		
Accounts payable	190	
Interest payable	(1,267)	
Total adjustments		304
Net cash used by operating activities		(10,213)
Cash flows from financing activities		
Repayment of liabilities subordinated to claims of general creditors	(20,000)	
Proceeds from additional paid-in capital	33,700	
Net cash provided by financing activities		13,700
Net decrease in cash		3,487
Cash, beginning of year		9,280
Cash, end of year		$12,767

See accompanying notes and independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2002

	Common Stock	Paid in Capital	Accumulated Deficit	Stockholder Equity
Balance, beginning of year	$10,000	-0-	(17,145)	$(7,14
Paid in capital contribution		33,700	-0-	33,70
Net loss	-0-		(10,517)	(10,51
Balance, end of year	$10,000	$33,700	$(27,662)	$16,03

See accompanying notes and independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance - beginning of year	$ 20,000
Repayments	(20,000)
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization

Atwood Marks & Company, Inc. (the "Company") is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at December 31, 2002, the company was in compliance with all minimum capital requirements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2002, the company had net capital of $12,577, which was $7,577 in excess of its minimum dollar net capital requirement.

ATWOOD MARKS & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT DECEMBER 31, 2002

Schedule 1

Total stockholders' equity	$16,038
Total capital	16,038
Less: Deductions and/or charges: Non-allowable assets	3,461
Net capital before haircuts on security positions	12,577
Less: Haircuts on securities	-0-
Net capital	12,577
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$ 7,577

$\frac{\text{Aggregate indebtedness}}{\text{Net capital}} = \frac{190}{12,577} = 1.51\%$

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part IIA Filing of Form X-17a-5, and found no difference.

See independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT DECEMBER 31, 2002

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a special account for the exclusive benefit of customers is maintained.

See independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

ATWOOD MARKS & COMPANY, INC.
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AS AT DECEMBER 31, 2002

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2002, compared to the net capital computed on Form X-17a-5 (Focus Report) did not differ.

See independent auditors' report.